November 24, 2014

Mr. Amit Pande

Accounting Branch Chief

Division of Corporation Finance

United States Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

VIA EDGAR SUBMISSION

Re:	Polonia Bancorp, Inc.

Item 4.02 Form 8-K

Filed November 12, 2014

File No. 001-35739

Request for Extension

Dear Mr. Pande,

We are in receipt of the Securities and Exchange Commission’s letter dated November 17, 2014.

As discussed with your office on November 21, 2014, we are writing to confirm our request for an extension to respond to your letter. We understand our request for an extension has been granted, and that we have until Wednesday, December 3, 2014 to provide our response. We appreciate the Securities and Exchange Commission’s accommodation of our request.

Should you have any questions or concerns, please do not hesitate to contact me at (215) 938-8800 or by email at prutkowski@poloniabank.com or Joseph J. Bradley, Securities Counsel, by phone at (202) 508-5832 or by email at jbradley@kilpatricktownsend.com.

Very truly yours,

Polonia Bancorp, Inc.

By:	/s/ Paul D. Rutkowski
Paul D. Rutkowski Interim Chief Executive Officer and Chief Financial Officer and Treasurer

cc:	Joseph J. Bradley, Kilpatrick Townsend & Stockton LLP